Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, CA  92660

February 23, 2011

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:           Palatin Technologies, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-170227)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 4:00 p.m., Eastern Time, on Wednesday, February 23, 2011, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that it is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC,

By:  /s/ Aaron Gurewitz
Name:  Aaron Gurewitz
Title:  Head of Equity Capital Markets